

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 26, 2010

Via U.S. Mail and Facsimile

Phillip D. Green
Group Executive Vice President and
Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, TX 78205

> **Re:** **Cullen/Frost Bankers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 2, 2010**
> **File No. 001-13221**

Dear Mr. Green:

We have reviewed your response letter dated June 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 132

Grants of Plan-Based Awards, page 30 of Definitive Proxy Statement

1. We note your response to comment 2 in our letter dated June 10, 2010. The table provided, however, does not include the threshold, target and maximum

amounts of the estimated future payouts under non-equity incentive plan awards. Even though the award was not earned, the table should disclose the amounts that could have been earned by the named executive officers had the established 2009 performance targets been achieved. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser

cc: Stan McCormick
        Cullen/Frost Bankers, Inc.